1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/12/10:	Chunghwa Telecom announced its operating results for November

99.2	Announcement on 2024/12/10:	November 2024 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2024

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom announced its operating results for November 2024

Date of events: 2024/12/10

Contents:

1.
Date of occurrence of the event: 2024/12/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for November 2024:

The Company's revenue for November 2024 was approximately NT$20.23 billion, income from operation was approximately NT$4.07 billion, net income attributable to stockholders of the parent was approximately NT$3.11 billion, EBITDA was approximately NT$7.36 billion and earnings per share was NT$0.40.

The Company's revenue for the eleven months ended November 30, 2024 was approximately NT$205.02 billion, income from operation was approximately NT$43.24 billion, net income attributable to stockholders of the parent was approximately NT$34.39 billion, EBITDA was approximately NT$79.51 billion and earnings per share was NT$4.43.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom

December 10, 2024

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2024.

1) Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
Nov.	Net sales	20,226,504	20,230,142	(-)3,638	(-)0.02%
Jan.-Nov.	Net sales	205,017,187	201,006,994	(+)4,010,193	(+)2.00%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,139,183

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	10,177
	Fair Value	71
	The amount of unrealized gain(loss) recognized this year	-412

Settled Position	Total amount of contract	439,828
	The amount of realized gain(loss) recognized this year	13,334

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	352,615
	Fair Value	-3,621
	The amount of unrealized gain(loss) recognized this year	-3,578

Settled Position	Total amount of contract	357,653
	The amount of realized gain(loss) recognized this year	2,162

b Trading purpose : None